FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 13, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Relevant fact, dated on February 13th 2003	3

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE—RELEVANT FACT

On February 12th 2003 , Terra and Telefónica have signed a Strategic Alliance Master Agreement that substitutes the Strategic Agreement of May 16th, 2000 to which the company Bertelsmann was also party.

In addition, Terra, Lycos, Telefónica, and Bertelsmann have signed an agreement based on preferred relationships, which will allow the parties to continue exploring opportunities for the mutual provision of communication, development and content services in the online market.

The signing of the new Strategic Agreement between Terra and Telefónica responds, on the one hand, to the changes experienced in the Internet business, particularly the development of broadband services; and, on the other hand, the need to adapt the range of products and services offered by Terra Lycos Group under the May 2000 Agreement to the abovementioned new conditions and the specific needs of the Telefónica Group in those markets in which operates.

The Strategic Agreement takes full advantage of Telefónica Group’s capacity as broad- and narrowband and access provider, along with the Terra Lycos Group’s capacity as portal, aggregator, supplier and manager of fixed telephony internet content and services in the household, small office/home office (SOHO) and—when agreed—small and medium enterprise (SME) markets. The aim of the Strategic Agreement is to take advantage of synergies and the creation of value for both Groups.

This Strategic Agreement has been concluded for a period of six years ending December 31st, 2008 and shall automatically be renewed on an annual basis thereafter, unless expressly terminated by the parties.

The main characteristics of the Master Agreement can be summarised as follows:

1. Strengthening	of the Terra Lycos Group as:

•	Exclusive provider of the essential portal elements, use of the brand, aggregator of broad- and narrowband Internet content and services aimed at household, SOHO and—when agreed—SME segments in the Internet access and connectivity services offered by companies belonging to Telefónica Group.

•	Preferred supplier of audit, consultancy, management and maintenance services for the Telefónica Group’s country portals.

•	Exclusive provider of online training services for Telefónica Group’s employees.

•	Preferred supplier of comprehensive online marketing services for the companies of Telefónica Group.

2.	The companies of Telefónica Group guarantee to acquire a minimum amount of online advertising space from the companies of Terra Lycos Group.

3.	Terra Lycos Group shall be Telefónica Group’s exclusive provider of wholesale Internet access and connectivity services under most favoured customer treatment, allow by regulations.

4.	Outsourcing by the companies of Terra Lycos Group to the Telefónica Group companies of the management of all or part of the service and/or operation of the network access elements for providing Internet access to its household, SOHO and—when agreed—SME clients, under most favoured customer treatment, allow by regulations.

5.	The companies of Terra Lycos Group shall be Telefónica Group’s exclusive provider of advanced network services and platforms necessary for developing services offered to household, SOHO and—when agreed—SME clients in both broad and narrowband, under most favoured customer treatment, allow by regulations.

Throughout its term, the Strategic Agreement guarantees Terra Lycos Group a generation of at least 78.5 million euro per year in value, which represents the difference between the revenues from the services provided under the Strategic Agreement and the costs and capital expenditure directly associated to those revenues. This Strategic Agreement defines a new relationship model between the two companies that makes better use of their respective capacities to boost the Internet-based growth of both companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/s/ José F. Mateu Isturiz
Name: José F. Mateu Isturiz
Title: General Counsel and Secretary of the Board of Directors